

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 27, 2017

Angeliki Frangou
Chief Executive Officer
Navios Maritime Partners L.P.
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Partners L.P.**
> **Registration Statement on Form F-3**
> **Filed January 12, 2017**
> **File No. 333-215529**

Dear Mr. Frangou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Material U.S. Federal Income Tax Considerations, page 65

1. We note that the introductory paragraph indicates that this section is being opined upon by Thompson Hine LLP but a tax opinion has not been filed as an exhibit. We also note that the Risk Factors section on page 4 also includes Thompson Hine LLP opinions. See the first paragraph on page 42. Please file the associated tax opinion.

<u>Marshall Islands Tax Consequences, page 72</u>

2. We note that the introductory paragraph indicates that this section is based upon the opinion of Reeder & Simpson P.C. but a tax opinion has not been filed as an exhibit. Please file the associated tax opinion. Additionally, if the associated tax opinion will be a short-form tax opinion, the prospectus must clearly state that the tax consequences are counsel's opinion. Please revise accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Todd E. Mason, Esq.
        Thompson Hine LLP